June 8, 2010

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jessica Plowgian, Attorney-Advisor

Re:	China Education Alliance, Inc. (the “Company”)
Form 10-K for Fiscal Year ended December 31, 2009
Filed April 15, 2010
File No. I-34386

Dear Ms. Plowgian:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated May 25, 2010, addressed to Mr. Xiqun Yu, the Company’s President and Chief Executive Officer, with respect to the Company’s Annual Report on Form 10-K dated April 15, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Management’s Discussion and Analysis…, page 21

1.           Please expand your management's discussion and analysis to provide, to the extent practicable, a more detailed and quantitative analysis of known material trends or uncertainties. For example, the discussion of your increased revenues on page 25 should indicate whether management anticipates such increases to continue and address whether the change is primarily attributable to acquisitions or organic growth (resulting from increased enrollment or tuition prices). These are just examples. Please see the Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" for guidance.

Response:

We propose to amend our Management’s Discussion and Analysis as follows, with the amendments underlined for your ease of reference:

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Revenue. Revenue increased by $12,116,500 or 48.8% in 2009 to $36,967,500 as compared to $24,851,000 in 2008, resulting in gross profit of $29,602,500 for fiscal year 2009 as compared to gross profit of $19,886,100 in fiscal year 2008. The increase in revenue reflected increases of $5,531,000 from our on-line education area, $6,544,000 for our training center area, and $41,000 from our advertising income. Advertising income increased slightly between the two years. For both fiscal years 2009 and 2008, the total gross margins were at around 80%.

We believe the education market in China is quite large and significantly fragmented. Our current activities are primarily in the Northeast four provinces of China. China has about 150 millions students aged 6 -18, which are the target of our education services. In the Northeast four provinces, there are about 10 millions students in the 6-18 age group, while the number of student we are serving is only  about 500,000 – 600,000, only about 5% of the students in our current market. Therefore, we believe that we have great potential to grow.  Our growth will depend  on how we penetrate and expand into the market. Our expansion may take the form of organic growth and acquisitions and the key to our growth will be the increase in students’ enrollment.

Cost of sales. Our overall cost of sales increased by $2,400,000 to $7,364,939 in fiscal year 2009 compared to $4,964,939 in fiscal year 2008. The increase in cost of sales reflects a $1,725,000 increase in our cost of sales for our on-line education segment, $647,000 increase in cost of sales from our training center segment, and $28,000 from our advertising segment. The on-line training area gross margin dropped slightly to 79.4% in fiscal year 2009 from 82.9% in fiscal year 2008. Our training center segment’s gross margin increased to 78.8% in fiscal year 2009 from 65.4% in fiscal year 2008 due to an increase in demand of training courses. Our advertising segment’s gross margin was at 92.0% in fiscal year 2009, at about the same level from 93.0%  in fiscal year 2008 due to the fact that advertising cost are somewhat fixed and margins increase with volume.

Our cost of sales was approximately 20% of our total revenue in 2009. However, with our anticipated market expansion in the future years, we may incur additional costs associated with the new market. The specific cost will depend on the geographic location of the new market, and at this time we are not able to give out the cost details for the future expansion.

Selling expenses. Selling expenses increased by $1,885,274, or 25.2%, to $9,352,392 in fiscal year 2009 from $7,467,118 in fiscal year 2008. The increase in selling expenses includes increased agency fees associated with increased sales of our debit cards.

The selling expenses were about 25% of our total revenue in 2009. We anticipate the selling expenses will keep at close to this level in the next year. However, with our further penetration into national market in the future, we may need to develop nation-wide advertising campaign to increase market awareness of our products, and this may cause our selling expenses to increase. We estimate the nation-wide advertisement will approximately cost additional 5% of the total revenue.

Administrative expenses. Administrative expenses increased by $1,639,683, or 108.8%, to $3,146,094 in fiscal year 2009 compared to $1,506,411 in fiscal year 2008. The increase in administrative expenses was due to the increase in professional fees and office expenses, and stock based compensation related to the parent company, ZHLD, and Beijing Hua Yu Hui Zhong Technology Development Co., Ltd.

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Administrative expenses were about 9% of our total revenue in 2009, compared to 6% in year 2008. We will attempt to control our administrative expenses around 10% in the future years.

Depreciation and amortization. Depreciation and amortization increased by $58,000, to $952,193 in fiscal year 2009 compared to $894,112 in fiscal year 2008. This increase was due to depreciation and amortization associated with increases in fixed assets and amortization of intangible assets.

Interest income. Interest income in 2009 was $130,675 compared to $127,751 in 2008, which related to earnings on our cash balances.

Income Taxes  Under previous  PRC tax law, a wholly foreign owned enterprise had a 100% tax exemption or “holiday” for the first two years after it so qualifies, and thereafter, a 50% tax “holiday” for three years. The Company received a 100% tax holiday for the year ended December 31, 2006, and then 50% reduction of the prevailing tax rate until the fiscal year ending December 31, 2009, subject to changes in tax rates implemented in 2007 that became effective on January 1, 2008 which will have the effect of increasing the enterprise tax rate by 2% per year until it reaches and effective tax rate of 25%. For the years ended December 31, 2008, ZHLD’s effective income tax rate was at 7.5%, based on having received a 50% exemption in the year ended December 31, 2007 when the prevailing effective tax rate was 30%, and an additional 50% exemption as ZHLD was a technology and software entity. During the year ended December 31, 2009, ZHLD obtained similar exemptions to those of the year ended December 31, 2008; however, the prevailing tax rate had a minimum threshold of 10% for the year ended December 31, 2009. During the year ended December 31, 2009, the Company was assessed an additional PRC enterprise income tax, above their effective rate, due to tax regulations implemented by the PRC in the year ended December 31, 2009 relating to a prior period. ZHLD management, expects ZHLD to continue being qualified as a technology and software entity, and expects to receive a 50% reduction in their statutory PRC enterprise income tax rates. If such status is not achieved, ZHLD could be subject to increased tax expense in fiscal years subsequent to December 31, 2009. Furthermore, additional taxes can be assessed, beyond statutory rates enacted and approved tax abatements received by the Company, or ZHLD. The Company’s ZETC subsidiary is currently exempt from PRC taxation, as it operates a business enterprise engaged in educational opportunities.   The Company’s other subsidiaries; BHYHZ and ZHLDBJ are taxed at the PRC statutory rate (25%), and have not accrued for taxes since inception, due to recurring losses incurred since inception.

Net income As a result of the foregoing, we had net income of $15,206,772, or $0.63 per share basic and $0.59 diluted, for the year ended December 31, 2009, compared with net income of $10,009,499 or $0.46 per share basic and $0.41 diluted, for the year ended December 31, 2008.

Liquidity and Capital Resources, page 26

2.
We note your statement that you believe your working capital and cash flow from operations will be sufficient to meet your cash requirements for the next 12 months. Provide a discussion of your plans to meet your long-term liquidity needs. Please note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960. Such discussion should address in more detail the anticipated costs associated with your development of a nation-wide advertising campaign (as disclosed on page eight) as well as the additional funding you will need for the expansion of your business (as noted on page 26). In addition, please disclose whether management anticipates obtaining such funds through equity or debt financing.

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Response:

We propose to amend our Liquidity and Capital Resources section as follows, with the amendments underlined for your ease of reference:

We believe that our working capital, together with our cash flow from operations will be sufficient to enable us to meet our cash requirements for the next 12 months. However, in the long term we may incur additional expenses as we seek to expand our business to offer services in other parts of the PRC. During the next five years, we may incur substantial expenditure for acquisitions and the setup of new schools and training centers in new markets.  During this five year expansion period we may require additional funding for the expansion purpose. At this time we are unable to accurately project the funding needs beyond the next twelve months since long-term needs depend on the availability and the scale of acquisitions we might make.  The anticipated cost for the future expansion may also associate with the development of a nation-wide advertising campaign, which is estimated to be approximately additional 5% of our total revenue. If additional funds are needed in the future we anticipate obtaining such funds through the sale of equity. We cannot assure you that funding will be available if and when we require funding.

Consolidated Statements of Cash Flows, page F-5

3.	Please reconcile your operating cash flows to net income under ASC 230-10-45-28.

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Response:

Please see below:

China Education Alliance, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2009	2008
Cash flows from operating activities
Net Income	$15,116,701	9,918,536
Adjustments to reconcile net income to net cash provided by Operating activities
Depreciation and amortization	1,586,417	1,598,624
Warrants issued for services	—	103,420
Stock based compensation	487,455	5,326
Common stock issued for services	1,043,464	—
Loss on equity investment	671	95,331

Net change in assets and liabilities
Account receivables	(805,120)	(469,607)
Prepaid expenses and other	745,196	(1,824,727)
Advances to related parties	142,006	(33,470)
Accounts payable and accrued liabilities	455,299	377,583
Deferred revenue	(218,922)	(17,701)
Net cash provided by operating activities	18,553,167	9,753,315

Cash flows from investing activities
Purchases of property and equipment	(1,840,377)	(996,434)
Purchases of intangible assets	(73,442)	(792,147)
Long-term investment	—	(437,688)
Net cash used in investing activities	(1,913,819)	(2,226,269)

Cash flows from financing activities
Warrants exercised	6,429,725	2,667,559
Proceeds from issuance of common stock per underwriting agreement	18,384,895	—
Net cash provided by financing activities	24,814,620	2,667,559

Effect of exchange rate	163,266	1,444,539

Net increase in cash	41,617,234	11,639,144

Cash and cash equivalents at beginning of year	23,418,098	11,778,954

Cash and cash equivalents at end of year	$65,035,332	$23,418,098

Supplemental disclosure of cash flow information
Taxes paid	$1,199,414	$669,197

Non-cash investing and financing activities
Conversion of preferred stock to common	$1,142,500	$667,800

1. Organization and Description of Business, page F-7

4.
We note that the WEI acquisition has not been fully completed as of December 31. 2009 "due to the non-resolution of on-going administrative and legal matters in connection with the acquisition of WEI". In this regard, please tell us

•	the nature of the unresolved issues and the resolution required; and

•
whether you have controlling financial interest in WEI, management control of WEI and/or voting control of WEI, If so, tell us the impact of consolidating WEI and why your accounting under the cost method is appropriate. Refer to your basis in the accounting literature.

Response:  Below please see our revised disclosure, with the amendments highlighted for your ease of reference.

On April 27, 2008, the Company entered into a Share Transfer Agreement with Mr. Yuli Guo (the “Vendor”) and World Exchanges, Inc. (“WEI”) to purchase from Vendor seventy (70) issued and outstanding ordinary shares in WEI, representing 70% of the entire issued share capital of WEI (the “WEI Acquisition”). WEI is incorporated under the laws of Canada and was organized on December 19, 1991. WEI has been registered at 30 Denton Avenue, Apartment 2216, Toronto, Canada. In consideration for the said shares, the Company issued but held in escrow for the Vendors benefit 400,000 shares of its common stock, with a market value at the date of issuance of $2.33 per share or $932,000. The Vendor retained the remaining 30% of the issued share capital of WEI. The Vendor has agreed not to transfer the shares of the Company to a third party for fifteen (15) years and to grant the Company a right of first refusal in the event the Vendor is desirous of selling such shares.

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WEI provides English training programs, English test preparation courses and overseas study and consulting services in the PRC. Included as part of the WEI Acquisition, is the acquisition of five English language schools in various parts of the PRC. Mr. Yuli Guo owned 51% of the interests of the five schools, and according to the transfer agreement, Mr. Yuli Guo was required to transfer all his interests in the schools to WEI, and complete the necessary administrative and legal procedures required by the PRC. However, so far, Mr Yuli Guo had not completed all the transfer and legal procedures within the time period required in the agreement. The WEI acquisition was not fully completed as of December 31, 2009 due to delays in transferring legal titles to these five schools. The Company currently is attempting to fully resolve all outstanding issues related to this acquisition. As of December 31, 2009 the Company’s management decided to exclude completed portions of its WEI acquisition from the consolidated financial statements until such time we have effective control over WEI’s operations which is expected to take place when the acquisition is fully completed. As of December 31, 2009 and December 31, 2008 the Company had outstanding advances to WEI of $223,860 and $80,000, respectively, which were accounted for as advances to related parties.  Management had fully reserved these advances as of December 31, 2009. The resolution of these WEI acquisition matters will either result in the WEI acquisition being fully completed, or the abandonment of the WEI acquisition.  As of December 31,2009, Company management has not reserved their advance on acquisition for WEI, totaling 400,000 shares of the Company’s common stock valued at $932,000, as these shares are held in trust by the Company. These shares will either be returned to the Company or cancelled if the WEI acquisition is not successfully resolved and concluded.

Since all terms of the purchase agreement had not yet been met, the shares were not in the Vendors control, and we did not have effective control over WEI’s operations as of December 31, 2009, we do not believe we had a controlling interest in WEI at December 31, 2009, and that the value of shares placed in escrow in the Vendors’ behalf was properly reflected in the financial statements as an advance.  We believe that we have properly accounted for the WEI acquisition under the cost method until such time as the acquisition is completed or abandoned.  WEI does not have a readily determinable value. Based on EITF 91-5: Nonmonetary Exchange of Cost-Method Investments, issue # 2, we recognize the investment at its historical cost.

5. Cash and Cash ..Equivalents, page F-17

5.
We note on page F- 13 that cash and cash equivalents of approximately $65 million include money market securities and commercial paper. Please separately disclose the money market securities and commercial paper balances.

Response:

The cash and cash equivalents of approximately $65 million comprise only cash.  The original statement was made in error.  Accordingly, we propose to amend disclosure as follows:

Cash and cash equivalents of approximately $65,035,300, include only cash on hand  and  banks that are considered to be highly liquid and easily tradable as of December 31, 2009, and are therefore classified as Level 1 within our fair value hierarchy.

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Item 10. Directors. Executive Officers and Corporate Governance, page 34

6.
We note your statement on page 35 that your directors will serve until your next annual meeting. We also note that it does not appear that you have had stockholders' meetings on an annual basis in the past.  If you do not intend to have a stockholders' meeting on an annual basis, please clarify your disclosure to indicate that the directors will serve until your next stockholders' meeting.

Response:

Because the Company is now listed on the New York Stock Exchange, it is now required to hold a stockholders’ meeting annually and does intend to hold its first one this year.

7.
Please disclose, with respect to each director, the specific experience, qualifications, attributes or skills that led the board of directors to conclude that the person should serve as a director for the company. See Item 401(e) of Regulation S-K.

Response:

We propose to add the following disclosure in accordance with Item 401(e) of Regulation S-K:

Director Qualifications

Directors are responsible for overseeing the Company’s business consistent with their fiduciary duty to stockholders. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The board believes that there are general requirements for service on the Company’s board of directors that are applicable to all directors and that there are other skills and experience that should be represented on the board as a whole but not necessarily by each director. The board and the Nominating Committee consider the qualifications of director and director candidates individually and in the broader context of the board’s overall composition and the Company’s current and future needs.

Qualifications for All Directors

In its assessment of each potential candidate, including those recommended by stockholders, the Nominating Committee considers the nominee’s judgment, integrity, experience, independence, understanding of the Company’s business or other related industries and such other factors the Nominating Committee determines are pertinent in light of the current needs of the board. The Nominating Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to the Company.

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The board and the Nominating Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board conducts interviews of potential director candidates to assess intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially. The board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole
The board has identified particular qualifications, attributes, skills and experience that are important to be represented on the board as a whole, in light of the Company’s current needs and its business priorities. The board believes that it should include some directors with a high level of financial literacy and some directors who possess relevant business experience as a Chief Executive Officer or a President or like position. Marketing is the core focus of our business and the Company seeks to develop and deploy the world’s most innovative and effective marketing and technology. Therefore, the board believes that marketing and technology experience should be represented on the board. The Company is involved in the education business in the PRC.  Therefore the Company’s business also requires compliance with a variety of regulatory requirements and relationships with various governmental entities. Therefore, the board believes that governmental, political or diplomatic expertise should be represented on the Board.

Set forth below are a chart and a narrative disclosure that summarize the specific qualifications, attributes, skills and experiences described above. An “X” in the chart below indicates that the item is a specific reason that the director has been nominated to serve on the Company’s Board. The lack of an “X” for a particular qualification does not mean that the director does not possess that qualification or skill. Rather, an “X” indicates a specific area of focus or expertise of a director on which the board currently relies.

	Xiqun Yu	Zibing Pan	James Hsu	Liansheng Zhang	Yizhao Zhang
High level of financial literacy		X			X
Diversity of race, ethnicity, gender, age, cultural background or professional experience
Extensive knowledge of the Company’s business	X		X
Marketing/Marketing related technology experience	X		X
Relevant Chief Executive/President or like experience	X		X		X
Governmental, political or diplomatic expertise	X		X	X

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Xiqun Yu

Extensive knowledge of Company’s business -  Mr. Yu has been our chairman and Chief Executive Officer since the organization of our subsidiaries in 2004.

Marketing/Marketing related technology experience - He has more than 16 years of experience in senior management with several Northern PRC-based enterprises and was responsible for marketing, strategic planning and designing for many of these corporations.

Relevant Chief Executive/President or like experience – Apart from being our chairman and Chief Executive Officer since the organization of our subsidiaries in 2004, Mr. Yu previously served as the chief executive officer and chairman of Harbin Zhonghelida Technology Corporation.

Governmental, political or diplomatic expertise - Mr. Yu is a Director of the China Internet Network Association.

Zibing Pan

High level of financial literacy - Mr. Pan is a Certified Public Accountant, certified by the Oklahoma State Board of Accountancy and member of American Institute of Certified Public Accountant (AICPA) and Oklahoma Society of Certified Public Accountants (OSCPA). Mr. Pan graduated with a Master of Business Administration from the University of Central Oklahoma in 1999. Prior to joining to the Company, Mr. Pan was an audit manager with EideBailly CPAs & Business Advisors (“EideBailly”) at Oklahoma City office. From September 1998 to September 2005, Mr. Pan was a statistical analyst and economist with the State of Oklahoma.

James Hsu

Extensive knowledge of the Company’s business - Mr. Hsu has been the president of Global Education Initiatives, Inc., a company which develops higher education collaboration programs between the U.S., Taiwan and the PRC, since 1997.

Governmental, political or diplomatic expertise - He is a founder of HeritageEast, a company which promotes cultural exchange between the U.S. and the PRC.

Marketing/Marketing related technology experience – Mr. Hsu is a founder of YYnet Communications, a company which specializes in information system services.

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Relevant Chief Executive/President or like experience - He has also been the chief executive officer of Greater New York Home Care Systems, Inc., a company which provides infusion and other health care services to patients in their homes, since 1998 and the founder of both HeritageEast and YYnet Communications.

Liansheng Zhang

Governmental, political or diplomatic expertise - Mr. Zhang has also been appointed as a People’s Representative during the 9th (1998) and 10th (2003) National People’s Congress of the PRCfor his extraordinary achievement in Polymer Science and Technology.

Yizhao Zhang

High level of financial literacy - Mr. Zhang has over 13 years of experience in accounting and internal control, corporate finance, and portfolio management. Mr. Zhang also had experiences in portfolio management and asset trading in Guangdong South Financial Services Corporation from 1993 to 1999. He is a certified public accountant of the state of Delaware, and a member of the American Institute of Certified Public Accountants (AICPA). Mr. Zhang graduated with a bachelor’s degree in economics from Fudan University, Shanghai in 1992 and received an MBA degree with financial analysis and accounting concentrations from the State University of New York at Buffalo in 2003.

Relevant Chief Executive/President or like experience – Mr. Zhang is currently the chief financial officer of Universal Travel Group (NYSE: UTA). He is also an independent director of China Green Agriculture Inc. (NYSE: CGA), Kaisa Holdings Group (HK: 1638) and China Carbon Graphite, Inc. (OTC BB: CHGI), respectively. Previously, Mr. Zhang held senior positions in Energoup Holdings Corporation (OTC BB: ENHD), Shengtai Pharmaceutical Inc. (OTC BB: SGTI),  China Natural Resources Incorporation (NASDAQ CM: CHNR) and Chinawe Asset Management Corporation (OTC BB: CHWE).

Item 11. Executive Compensation, page 39

8.
Include footnote disclosure to your summary compensation table to explain the material terms of each grant of options, including but not limited to the date of exercisability, any conditions to exercisability, any tandem feature, any reload feature, any tax-reimbursement feature, and any provision that could cause the exercise price to be lowered. See Item 402(o)(4) of Regulation S-K.

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Response:  We propose to amend the executive compensation table as follows:
me and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Xiqun Yu	2009	21,000	—	—	313,000	—	—	—	334,000
Chief
Executive	2008	21,000	—	—	—	—	—	—	21,000
Officer
(principal
executive
officer)(4)

Zibing Pan
Chief	2009	38,000	—	—	52,000	—	—	—	90,000
Financial
Officer	2008	—	—	—	—	—	—	—	—
(principal
financial
officer)(1)
Susan Liu
Former	2009	50,000	—	—	4,000	—	—	—	54,000
Chief
Financial	2008	39,000	—	—	5,000	—	—	—	44,000
Officer(2)
Chunqing
Wang	2009	—	—	—	—	—	—	—	—
Former
Chief	2008	5,000	—	—	—	—	—	—	5,000
Financial
Officer (3)

(1)
Mr. Zibing Pan joined us as our Chief Financial Officer on August 20, 2009. On September 24, 2009, he was granted an option to purchase 30,000 shares of common stock of Company annually at an exercise price of $5.59, which option shall vest in one-third installments over three years, the first installment to be exercisable on September 24, 2009 (the "Initial Vesting Date"), with additional installments becoming exercisable on each of the first and second anniversaries following the Initial Vesting Date.  There are no other notable conditions to exercisability, tandem feature, reload feature, tax-reimbursement feature, and any provision that could cause the exercise price to be lowered.

(2)	Ms. Susan Liu joined us as our Chief Financial Officer on June 2, 2008 and resigned on August 20, 2009.

(3)	Mr. Chunqing Wang resigned as our Chief Financial Officer on June 2, 2008.

(4)
This  option to purchase 300,000 shares of common stock was issued pursuant to China Education Alliance, Inc.'s 2009 Incentive Stock Plan and an Incentive Stock Option Agreement dated as of June 18, 2009. The option shall become exercisable during the term of Mr. Yu’s employment in three (3) equal annual installments of 100,000 shares of common stock each, the first installment to be exercisable on June 18, 2009, with additional installments becoming exercisable on each of the first and second anniversaries thereof. There are no other notable conditions to exercisability, tandem feature, reload feature, tax-reimbursement feature, and any provision that could cause the exercise price to be lowered.

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9.
Please tell us in your response whether the dollar amount set forth in the summary compensation table with respect to the option awards reflects the aggregate grant date fair value of the option awards computed in accordance with FASB ASC Topic 718. Revise your disclosure to include a footnote disclosing all assumptions made in such valuation. See Item 402(n)(2)(v) and Instruction 1 thereto.

Response:

We propose including the following footnote:

The dollar amount set forth in the summary compensation table with respect to the option awards reflects the aggregate grant date fair value of the option awards computed in accordance with FASB ASC Topic 718. For all assumptions made in the valuation refer to footnote 16 “Warrants and Options” in the Company’s footnotes to the financial statements.

Outstanding Equity Awards at 2009 Fiscal Year End, page 39

10.	Include the tabular disclosure required by Item 402(p)(1) of Regulation SK with respect to any outstanding equity awards.

Response: We propose including the following table:

Outstanding Equity Awards at Fiscal Year-End December 31, 2009
Option/Stock awards

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)

Xiqun Yu	100,000	200,000	-	3.19	6/18/2012	-	-	-	-

Zack Pan	10,000	20,000	-	5.59	9/24/2012	-	-	-	-

Xuxin Dong	10,000	20,000	-	2.90	6/18/2012	-	-	-	-

Tao Wang	3,333	6.667	-	2.90	6/18/2012	-	-	-	-

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Jianwei Zhou	667	1,333	-	2.90	6/18/2012	-	-	-	-

Shangyi Tian	1,000	2,000	-	2.90	6/18/2012	-	-	-	-

Lianshuang Li	1,000	2,000	-	2.90	6/18/2012	-	-	-	-

Xiuli Han	1,000	2,000	-	2.90	6/18/2012	-	-	-	-

Hongbo Ma	1,000	2,000	-	2.90	6/18/2012	-	-	-	-

Quanxi Wang	667	1,333	-	2.90	6/18/2012	-	-	-	-

Liansheng Zhang	3,333	6.667	-	2.90	6/18/2012	-	-	-	-

Yizhao Zhang		30,000	-	2.90	6/18/2012	-	-	-	-

James Hsu	10,000		-	5.40	11/5/2012	-	-	-	-

Tai Ming Tan	20,000		-	2.90	6/18/2012	-	-	-	-

Total	162,000	294,000

On behalf of the Company, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan
Benjamin A. Tan, Esq.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com